QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

CONTACT: Kenneth G. Howling
Vice President, Finance and Corporate Affairs
(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS SECOND-QUARTER 2006 FINANCIAL RESULTS

Company Records Total Revenues of $253 Million
U.S. GAAP EPS of $0.50
Cash Balances in Excess of $570 Million
Cash Flows from Operations of $111 Million

TORONTO, Canada, August 10, 2006 — Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and six-month periods ending June 30, 2006. To the extent that this news release contains forward-looking statements, investors are cautioned that these are based on the Company's current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference call details in this news release.

Total revenues for the three months ended June 30, 2006 were $252.8 million, compared with $216.2 million for the second quarter of 2005. Total revenues for the six months ended June 30, 2006 were $473.3 million, compared with $389.9 million for the first six months of 2005. Second-quarter 2006 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $80.6 million, compared with $3.7 million for the corresponding 2005 period. GAAP diluted earnings per share (EPS) for the second quarter of 2006 were $0.50, compared with $0.02 for the second quarter of 2005. In the first half of 2006, GAAP EPS were $0.91, compared with EPS of $0.09 for the first half of 2005. In the second-quarter of 2006, GAAP net income and EPS figures were impacted by costs associated with a recall of certain dosage strengths of Ultram® ER, which negatively impacted 2006 U.S. GAAP pre-tax income and EPS by $13.4 million and $0.08, respectively. In the first half of 2006, Biovail also incurred a $2.3-million write-down related to the sale of Nutravail to Futuristic Brands USA, Inc. In the second quarter and first half of 2005, GAAP net income and EPS figures were impacted by the restructuring of Biovail's U.S. commercial operations, a write-down of assets primarily associated with the sale of Teveten and Teveten HCT to Kos Pharmaceuticals, Inc., and a $4.9-million write-off of Cardizem® LA and Teveten inventories not purchased by Kos. These items negatively impacted first-half 2005 U.S. GAAP net income and EPS by $50.1 million and $0.31.

"Biovail has again delivered a financially strong quarter, and has ended the period with over $570 million in cash on hand," said Biovail Chief Executive Officer Dr. Douglas Squires. "Although we are disappointed by recent litigation developments, we remain committed to vigorously defending Wellbutrin XL®. The filing of a Motion for Reconsideration with the Court is the likely first step; however, we will pursue any and all appropriate means to defend the integrity of our intellectual property."

Update on Wellbutrin XL® Litigation

On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen Pharmaceutical Inc.'s (Anchen) Motion for Summary Judgment in the Wellbutrin XL® patent-infringement case, and denied it with respect to the invalidity issue. This ruling becomes final only after the Court has formally issued and entered a Final Judgment.

New Co-Promotion and Promotion Agreements

In the second quarter of 2006, Biovail further leveraged its existing sales and marketing infrastructure in both the U.S. and Canada. In May, Biovail's wholly owned U.S. subsidiary, Biovail Pharmaceuticals, Inc. (BPI), and AstraZeneca Pharmaceuticals LP entered into an agreement pursuant to which BPI's specialty sales force began promotional activities for Zoladex® 3.6mg (goserelin acetate implant) to obstetricians and gynecologists for the treatment of endometriosis in the United States and Puerto Rico. The BPI sales force now details Zovirax® Ointment and Zovirax® Cream, Ultram® ER and Zoladex® 3.6 mg to specialist physicians in the U.S.

Also in May, Biovail Pharmaceuticals Canada (BPC), the Company's Canadian sales and marketing division, entered into an agreement with Novartis Pharmaceuticals Canada Inc. to market and promote cholesterol medicines Lescol® (fluvastatin sodium capsules), and once-daily Lescol® XL (fluvastatin sodium extended-release tablets), to Canadian specialists and primary-care physicians. These medicines are complementary to BPC's existing product offerings, including Tiazac® XC and Glumetza™.

Second-Quarter 2006 Financial Performance

Product revenues for the second quarter of 2006 were $241.1 million, compared with $204.5 million in the second quarter of 2005, a 18% increase that reflects the performance of Wellbutrin XL® and Zovirax; partially offset by declines in revenues from BPC, Cardizem® LA, and Biovail's portfolio of Legacy and generic products. Product revenues for the six months ended June 30, 2006 were $450.8 million compared with $365.1 million for the six months ended June 30, 2005.

Product revenues for Wellbutrin XL® were $114.0 million in the second quarter of 2006, and $179.0 million in the first half of 2006, compared with $70.5 million and $107.2 million in corresponding periods in 2005, respectively. This strong performance reflects continued strength in prescription volume for the product, as well as price increases instituted by GlaxoSmithKline (GSK). In June 2006, Wellbutrin XL® captured 60.5% of the new prescriptions written for the Wellbutrin brand (including generics).

Revenues for Biovail's Zovirax franchise were $29.1 million in the second quarter of 2006, and $53.6 million in the first half of 2006, representing increases of 59% and 18%, respectively, when compared with $18.3 million and $45.4 million in the prior-year periods. The increases reflect the timing of wholesaler inventory purchases and a January 2006 price increase. In the second quarter of 2006, Zovirax Ointment and Zovirax Cream held a combined 71.9% share of the topical herpes market, an increase of 3.8 percentage points in market share versus second-quarter 2005 levels.

Second-quarter 2006 revenues for Biovail Pharmaceuticals Canada (BPC) were $19.5 million, compared with $23.7 million in the prior-year period. First-half 2006 revenues for BPC were $39.3 million, compared with $48.7 million in the first half of 2005. The declines reflect the availability of generic formulations of Tiazac® and Wellbutrin® SR. Partially offsetting factors include the continued growth in Tiazac® XC, and the April 2006 launch of Wellbutrin® XL. Total prescription volume for Wellbutrin® SR decreased 37% in the second quarter of 2006, versus the comparable period in 2005, due to the availability of a generic competitor. Total prescription volume for Tiazac® declined 32% in the first quarter of 2006, compared with the corresponding period in 2005. However, Tiazac® XC continues to gain market share, capturing 35% of total prescriptions written for the Tiazac® brand in the second quarter of 2006.

In the second quarter of 2006, Cardizem® LA generated revenues of $9.2 million, compared with $17.6 million for the corresponding period in 2005. In the first half of 2006, Cardizem® LA generated revenues of $25.4 million, compared with $29.0 million in the first half of 2005. These declines reflect the May 2005 strategic alliance with Kos, whereby Biovail now manufactures and supplies the product to Kos at contractually determined prices that are in excess of 30% of their net selling prices. The amortization of deferred revenues associated with the Kos transaction positively impacted Cardizem® LA revenues by $3.8 million and $7.5 million in the second quarter and first six months of 2006, respectively.

Launched in February 2006, Ultram® ER generated revenues of $0.9 million in the second quarter of 2006, which is net of a $7.8-million return provision related to a recent recall of certain dosages of the product. In June 2006, Biovail's marketing partner Ortho-McNeil, Inc. (OMI) voluntarily recalled 17 lots of Ultram® ER 300mg tablets, and one lot of 200mg tablets from wholesalers and pharmacies, due to a small number of tablets being damaged during the printing process. Importantly, the issue was identified promptly, and resolved expeditiously with the installation and validation of new tablet-printing equipment. New quantities of both dosage strengths of Ultram® ER resumed shipment prior to the end of the second quarter of 2006. Biovail also incurred $5.6 million in inventory and administrative costs related to the recall and the write-off of Ultram® ER product that had not been shipped.

Legacy products generated revenues of $36.7 million for the second quarter of 2006, compared with $39.1 million in the second quarter of 2005, representing a decrease of 6%. The decline reflects lower sales of Tiazac® (both brand and generic) to Forest Laboratories, Inc. In the first half of 2006, legacy products generated revenues of $72.3 million, compared with $68.9 million in the first half of 2005, an increase of 5% that reflects higher sales of Cardizem® CD, and price increases instituted in 2006. Partially offsetting this growth were the expected year-over-year declines in total prescription volumes for these mature products.

In November 2005, Biovail announced its intention to pursue a spin-off of substantially all of the Company's off-patent branded pharmaceutical products to its shareholders on a pro rata basis, either as a dividend in kind or a return of capital. However, following further analysis of the opportunity, Biovail's Board of Directors and senior management team have decided that Biovail will retain these assets. The profitability and associated cash flows of these products will be deployed in strategic growth initiatives and for other purposes.

Product revenue for Biovail's portfolio of generic products (distributed by Teva Pharmaceutical Industries Ltd.) was $32.8 million in the second quarter of 2006, compared with $34.3 million in the second quarter of 2005. The decline in sales in the second quarter of 2006 was mainly due to weaker sales of generic Cardizem® CD. In the first half of 2006, Biovail's generic products generated revenues of $66.4 million, compared with $59.3 million in the first half of 2005, an increase of 12% that reflects higher sales of generic Cardizem® CD and generic Procardia XL, and the recent launch of an authorized generic formulation of Tiazac® in Canada through Novopharm.

The Teveten line of products, which was divested in May 2005 to Kos, generated revenues of $1.1 million in the second quarter of 2005. In the second quarter of 2006, Biovail increased its returns provision for the Teveten line (related to pre-May 2, 2005 sales of the products) by $1.1 million. Biovail no longer has an economic interest in Teveten.

The following table summarizes Biovail's product revenue performance in the second quarter and first half of 2006:

($000s)	Q2/06 Revenues	Q2/05 Revenues	Change		H1/06 Revenues	H1/05 Revenues	Change
			(%)				(%)
Wellbutrin XL®	113,950	70,469	62%		178,954	107,225	67%
Zovirax	29,098	18,285	59%		53,572	45,405	18%
Biovail Pharmaceuticals Canada	19,527	23,683	(18%	)	39,307	48,722	(19%	)
Cardizem® LA	9,208	17,599	(48%	)	25,418	28,979	(12%	)
Ultram® ER	880	—	—		15,991	—	—
Legacy Products	36,729	39,144	(6%	)	72,258	68,924	5%
Generics	32,784	34,286	(4%	)	66,381	59,261	12%
Teveten	(1,058)	1,053	(200%	)	(1,058)	6,534	(116%	)

Total Product Revenues	241,118	204,519	18%		450,823	365,050	23%

Research-and-development revenue decreased 38% in the second quarter of 2006 and decreased 35% in first half of 2006, compared with the corresponding periods of 2005. This performance reflects a delay in the initiation of certain clinical research and laboratory testing services for external customers by Biovail's Contract Research Division.

Royalty and other revenue was $7.7 million in the second quarter of 2006 and $13.6 million in the first half of 2006, compared with $5.3 million and $11.2 million in the corresponding periods in 2005, respectively. Biovail earned co-promotion revenues related to Ultram® ER of $1.8 million in the first half of 2006.

Cost of goods sold for the second quarter of 2006 was $61.8 million, compared with $59.9 million in the second quarter of 2005. Gross margins based on product sales were 74.4% and 75.3% in the second quarter and first half of 2006, respectively, compared with 70.7% and 72.3% in the corresponding 2005 periods. The second-quarter 2006 gross margins reflect the impact of manufacturing issues primarily related to Ultram® ER, as well as return provisions of $7.8 million. In the second quarter of 2005, Biovail recorded a provision of $5.7 million for inventory of Cardizem® CD due to increasing competition from generics and Cardizem® LA, and wrote off $4.9 million of Cardizem® LA and Teveten inventories not purchased by Kos.

Selling, general and administrative (SG&A) expenses for the second quarter of 2006 were $66.7 million, compared with $57.2 million in the second quarter of 2005, a 17% increase that reflects higher legal expenses, the processing of the Ultram® ER recall, increased costs related to Sarbanes-Oxley compliance, information-technology infrastructure upgrades, and the recent launches of Glumetza™ and Wellbutrin® XL in Canada. In addition, in accordance with Financial Accounting Standards Board Statement No. 123R (FAS 123R), Biovail incurred stock-based compensation costs of $2.9 million in the second quarter of 2006, the majority of which is recorded in SG&A expenses.

Research-and-development expenditures were $18.4 million for the second quarter of 2006 and $40.7 million for the first half of 2006, compared with $22.3 million and $42.2 million for the corresponding periods in 2005, respectively. With respect to ongoing development programs, Biovail anticipates the filing of a New Drug Application (NDA) for the Company's bupropion salt in the third quarter of 2006, and the initiation of the Phase III clinical program for the Company's tramadol/NSAID combination by the end of 2006.

Amortization expense was $14.8 million in the second quarter of 2006 and $29.6 million in the first half of 2006, compared with $15.4 million and $31.4 million in the second quarter and first half of 2005, respectively. The modest decrease primarily reflects the divestiture of the Teveten products in May 2005.

In the second quarter of 2006, Biovail recorded a $4.5 million contract-loss contingency related to a sample-supply allowance with GSK. Depending upon the timing of the introduction of a generic formulation of Wellbutrin XL®, Biovail may be required to make a payment estimated to be up to $40 million to GSK in respect to this matter.

Balance Sheet & Cash Flow

At the end of the second quarter of 2006, Biovail had cash balances of $571.3 million. In the second quarter of 2006, Biovail reduced its long-term obligations by $7.7 million. The Company's long-term debt-to-equity ratio stood at 0.3 at the end of the second quarter of 2006, compared with 0.4 at December 31, 2005.

Cash flows from operations were $110.8 million in the second quarter of 2006, compared with $88.2 million in the second quarter of 2005. Net capital expenditures in the second quarter of 2006 amounted to $14.3 million, which largely reflects the expansion of the Company's Steinbach manufacturing facility. Biovail expects the work to be completed in the third quarter of 2006.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, August 10, 2006, at 8:30 a.m. EDT for Company executives to discuss 2006 second-quarter earnings. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of the Biovail Web site, www.biovail.com. To access the call live, please dial 416-405-9328 (Toronto and International callers) and 1-800-387-6216 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EDT on Thursday, August 17, 2006, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3159456#.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the anticipated filing of a New Drug Application for Biovail's formulation of a bupropion salt, the initiation of a Phase III clinical program for a tramadol/NSAID combination product, and the expected completion of the expansion of the Steinbach manufacturing facility, and can generally be identified by the use of words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company's ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading "Risk Factors" contained in Item 3(D) of Biovail's most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail's forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the company's Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
REVENUE
Product sales	$241,118	$204,519	$450,823	$365,050
Research and development	3,951	6,369	8,860	13,569
Royalty and other	7,737	5,290	13,646	11,245

	252,806	216,178	473,329	389,864

EXPENSES
Cost of goods sold	61,819	59,872	111,148	100,973
Research and development	18,402	22,268	40,730	42,222
Selling, general and administrative	66,670	57,167	123,220	131,861
Amortization	14,825	15,409	29,649	31,375
Contract loss contingency	4,500	—	4,500	—
Write-down of assets	—	26,560	—	26,560
Restructuring costs	—	18,607	—	18,607

	166,216	199,883	309,247	351,598

Operating income	86,590	16,295	164,082	38,266
Interest income	6,116	912	11,312	1,290
Interest expense	(8,485)	(9,574)	(17,509)	(18,471)
Foreign exchange gain (loss)	1,401	(153)	811	(691)
Other income (expense)	50	(263)	(268)	(533)

Income from continuing operations before provision for income taxes	85,672	7,217	158,428	19,861
Provision for income taxes	5,350	2,295	9,500	2,880

Income from continuing operations	80,322	4,922	148,928	16,981
Income (loss) from discontinued operation	272	(1,215)	(3,848)	(2,142)

Net income	$80,594	$3,707	$145,080	$14,839

Basic and diluted earnings (loss) per share
Income from continuing operations	$0.50	$0.03	$0.93	$0.11
Income (loss) from discontinued operation	—	(0.01)	(0.02)	(0.02)

Net income	$0.50	$0.02	$0.91	$0.09

Weighted average number of common shares outstanding (000s)
Basic	160,071	159,398	159,868	159,391

Diluted	160,071	159,441	159,905	159,444

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	At June 30 2006	At December 31 2005
ASSETS
Cash and cash equivalents	$571,326	$445,289
Other current assets	216,740	239,493
Long-term investments	67,024	66,421
Property, plant and equipment, net	221,478	199,567
Intangible assets, net	876,040	910,276
Goodwill	100,294	100,294
Other long-term assets	59,222	67,472

	$2,112,124	$2,028,812

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$255,091	$273,556
Long-term obligations	400,546	412,508
Other long-term liabilities	104,890	122,392
Shareholders' equity	1,351,597	1,220,356

	$2,112,124	$2,028,812

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Six Months Ended June 30
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$145,080	$14,839
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation and amortization	51,682	49,914
Amortization and write-down of deferred financing costs	1,237	2,074
Amortization and write-down of discounts on long-term obligations	793	1,344
Stock-based compensation	9,762	—
Loss from discontinued operation	3,848	2,142
Receipt of leasehold inducements	722	—
Equity loss	268	533
Write-down of assets	—	26,560
Other	43	(357)
Changes in operating assets and liabilities	(7,937)	58,994

Net cash provided by continuing operating activities	205,498	156,043
Net cash provided by (used in) continuing investing activities	(30,902)	86,008
Net cash used in continuing financing activities	(47,874)	(29,601)
Net cash used in discontinued operation	(558)	(1,160)
Effect of exchange rate changes on cash and cash equivalents	(127)	(171)

Net increase in cash and cash equivalents	126,037	211,119
Cash and cash equivalents, beginning of period	445,289	34,324

Cash and cash equivalents, end of period	$571,326	$245,443

QuickLinks

Exhibit 99.2